SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FIILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 4)*

BANKS.COM, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

066470 105

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 066470 105	13G	Page 1 of 8 Pages

1	NAMES OF REPORTING PERSONS Daniel M. O’Donnell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 731,726*
	6	SHARED VOTING POWER 8,015,739**
	7	SOLE DISPOSITIVE POWER 731,726*
	8	SHARED DISPOSITIVE POWER 8,015,739**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,747,465***
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 32.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Includes 300,000 shares of common stock issuable upon the conversion of 900,000 shares of Series C Preferred Stock owned by Pensco Trust Company Custodian FBO Daniel M. O’Donnell, IRA. The Series C Preferred Stock is convertible into common stock at any time on a three-for-one basis.
**	Includes (a) 500,000 shares of common stock issuable upon the conversion of 1,500,000 shares of Series C Preferred Stock owned by The Daniel Michael O’Donnell and Kimberly Linn O’Donnell AB Living Trust, and (b) 2,083,333 shares of Common Stock issuable pursuant to a warrant held by The Daniel Michael O’Donnell and Kimberly Linn O’Donnell AB Living Trust that is currently exercisable. The Series C Preferred Stock is convertible into common stock at any time on a three-for-one basis.
***	Includes (a) 300,000 shares of common stock issuable upon the conversion of 900,000 shares of Series C Preferred Stock owned by Pensco Trust Company Custodian FBO Daniel M. O’Donnell, IRA, (b) 500,000 shares of common stock issuable upon the conversion of 1,500,000 shares of Series C Preferred Stock owned by The Daniel Michael O’Donnell and Kimberly Linn O’Donnell AB Living Trust, and (c) 2,083,333 shares of Common Stock issuable pursuant to a warrant held by The Daniel Michael O’Donnell and Kimberly Linn O’Donnell AB Living Trust that is currently exercisable. The Series C Preferred Stock is convertible into common stock at any time on a three-for-one basis.

CUSIP No. 066470 105	13G	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS Kimberly O’Donnell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 200,000*
	6	SHARED VOTING POWER 8,015,739**
	7	SOLE DISPOSITIVE POWER 200,000*
	8	SHARED DISPOSITIVE POWER 8,015,739**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,215,739***
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 30.8%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Represents 200,000 shares of common stock issuable upon the conversion of 600,000 shares of Series C Preferred Stock owned by Pensco Trust Company Custodian FBO Kimberly L. O’Donnell, IRA. The Series C Preferred Stock is convertible into common stock at any time on a three-for-one basis.
**	Includes (a) 500,000 shares of common stock issuable upon the conversion of 1,500,000 shares of Series C Preferred Stock owned by The Daniel Michael O’Donnell and Kimberly Linn O’Donnell AB Living Trust, and (b) 2,083,333 shares of Common Stock issuable pursuant to a warrant held by The Daniel Michael O’Donnell and Kimberly Linn O’Donnell AB Living Trust that is currently exercisable. The Series C Preferred Stock is convertible into common stock at any time on a three-for-one basis.
***	Includes (a) 200,000 shares of common stock issuable upon the conversion of 600,000 shares of Series C Preferred Stock owned by Pensco Trust Company Custodian FBO Kimberly L. O’Donnell, IRA, (b) 500,000 shares of common stock issuable upon the conversion of 1,500,000 shares of Series C Preferred Stock owned by The Daniel Michael O’Donnell and Kimberly Linn O’Donnell AB Living Trust, and (c) 2,083,333 shares of Common Stock issuable pursuant to a warrant held by The Daniel Michael O’Donnell and Kimberly Linn O’Donnell AB Living Trust that is currently exercisable. The Series C Preferred Stock is convertible into common stock at any time on a three-for-one basis.

CUSIP No. 066470 105	13G	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS The Daniel Michael O’Donnell and Kimberly Linn O’Donnell AB Living Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 8,015,739*
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 8,015,739*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,015,739*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 28.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Includes (a) 500,000 shares of common stock issuable upon the conversion of 1,500,000 shares of Series C Preferred Stock owned by The Daniel Michael O’Donnell and Kimberly Linn O’Donnell AB Living Trust, and (b) 2,083,333 shares of Common Stock issuable pursuant to a warrant held by The Daniel Michael O’Donnell and Kimberly Linn O’Donnell AB Living Trust that is currently exercisable. The Series C Preferred Stock is convertible into common stock at any time on a three-for-one basis.

CUSIP No. 066470 105	13G	Page 4 of 8 Pages

Item 1	(a) Name of Issuer:

Banks.com, Inc.

(b) Address of Issuer’s Principal Executive Offices:

425 Market Street, Suite 2200, San Francisco, California 94105

Item 2	(a) Name of Person Filing:

Daniel M. O’Donnell, Kimberly O’Donnell and The Daniel Michael O’Donnell and Kimberly Linn O’Donnell AB Living Trust, created on May 26, 2005 under the laws of the state of California (the “O’Donnell Trust”). Daniel M. O’Donnell and his spouse, Kimberly O’Donnell, are the trustees of the O’Donnell Trust.

(b) Address of Principal Business Office or, if none, Residence:

The address of the principal business office is 425 Market Street, Suite 2200, San Francisco, California 94105.

(c) Citizenship:

Daniel M. O’Donnell is a citizen of the United States of America, Kimberly O’Donnell is a citizen of the United States of America and the O’Donnell Trust is subject to the laws of the state of California.

(d) Title of Class of Securities:

Common Stock

(e) CUSIP Number:

066470 105

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a) ☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

	(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e) ☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f) ☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g) ☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

CUSIP No. 066470 105	13G	Page 5 of 8 Pages

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j) ☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) ☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4	Ownership.

Daniel M. O’Donnell:

(a) Amount beneficially owned: 8,747,465 shares of common stock(1)

(b) Percent of class: 32.6%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 731,726

(ii) Shared power to vote or to direct the vote: 8,015,739

(iii) Sole power to dispose or to direct the disposition of: 731,726

(iv) Shared power to dispose or to direct the disposition of: 8,015,739

(1)     Includes (a) 5,432,406 shares of common stock held by the O’Donnell Trust, for which Daniel M. O’Donnell and Kimberly O’Donnell have shared voting and investment power, (b) 500,000 shares of common stock issuable upon the conversion of 1,500,000 shares of Series C Preferred Stock owned by the O’Donnell Trust, for which Daniel M. O’Donnell and Kimberly O’Donnell have shared voting and investment power, (c) 300,000 shares of common stock issuable upon the conversion of 900,000 shares of Series C Preferred Stock owned by Pensco Trust Company Custodian FBO Daniel M. O’Donnell, IRA, for which Daniel M. O’Donnell has sole voting and dispositive power, (d) 431,726 shares of common stock held directly in the name of Daniel M. O’Donnell, for which he has sole voting and dispositive power, and (e) 2,083,333 shares of Common Stock issuable pursuant to a warrant held by the O’Donnell Trust that is currently exercisable. The Series C Preferred Stock is convertible into common stock at any time on a three-for-one basis.

CUSIP No. 066470 105	13G	Page 6 of 8 Pages

Kimberly O’Donnell:

(a) Amount beneficially owned: 8,215,739 shares of common stock(2)

(b) Percent of class: 30.8%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 200,000

(ii) Shared power to vote or to direct the vote: 8,015,739

(iii) Sole power to dispose or to direct the disposition of: 200,000

(iv) Shared power to dispose or to direct the disposition of: 8,015,739

(2)	Includes (a) 5,432,406 shares of common stock held by the O’Donnell Trust, for which Daniel M. O’Donnell and Kimberly O’Donnell have shared voting and investment power, (b) 500,000 shares of common stock issuable upon the conversion of 1,500,000 shares of Series C Preferred Stock owned by the O’Donnell Trust, for which Daniel M. O’Donnell and Kimberly O’Donnell have shared voting and investment power, (c) 200,000 shares of common stock issuable upon the conversion of 600,000 shares of Series C Preferred Stock owned by Pensco Trust Company Custodian FBO Kimberly L. O’Donnell, IRA, for which Kimberly O’Donnell has sole voting and dispositive power, and (d) 2,083,333 shares of Common Stock issuable pursuant to a warrant held by the O’Donnell Trust that is currently exercisable. The Series C Preferred Stock is convertible into common stock at any time on a three-for-one basis.

The Daniel Michael O’Donnell and Kimberly Linn O’Donnell AB Living Trust:

(a) Amount beneficially owned: 8,015,739 shares of common stock(3)

(b) Percent of class: 28.0%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 8,015,739

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 8,015,739

(3)	Includes (a) 5,432,406 shares of common stock held by the O’Donnell Trust, for which Daniel M. O’Donnell and Kimberly O’Donnell have shared voting and investment power, (b) 500,000 shares of common stock issuable upon the conversion of 1,500,000 shares of Series C Preferred Stock owned by the O’Donnell Trust, for which Daniel M. O’Donnell and Kimberly O’Donnell have shared voting and investment power, and (c) 2,083,333 shares of Common Stock issuable pursuant to a warrant held by the O’Donnell Trust that is currently exercisable. The Series C Preferred Stock is convertible into common stock at any time on a three-for-one basis.

CUSIP No. 066470 105	13G	Page 7 of 8 Pages

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ]

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

See Exhibit A.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certifications.

Not applicable.

CUSIP No. 066470 105	13G	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2012

The Daniel Michael O’Donnell and Kimberly Linn O’Donnell AB Living Trust

By:	/s/ Daniel M. O’Donnell

Name:	Daniel M. O’Donnell, Trustee

By:	/s/ Kimberly O’Donnell

Name:	Kimberly O’Donnell, Trustee

By:	/s/ Daniel M. O’Donnell

Name:	Daniel M. O’Donnell
(Individual)

By:	/s/ Kimberly O’Donnell

Name:	Kimberly O’Donnell
(Individual)

Exhibit A

Identification of Group Members

Daniel M. O’Donnell, individually and as trustee

Kimberly O’Donnell, individually and as trustee

The Daniel Michael O’Donnell and Kimberly Linn O’Donnell AB Living Trust

Exhibit B

Joint Filing Agreement

In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Schedule 13G (including any and all amendments thereto) with respect to shares of common stock of Banks.com, Inc., and further agree that this Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that, no party is responsible for the completeness or accuracy of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement this 14th day of February, 2012.

The Daniel Michael O’Donnell and Kimberly Linn O’Donnell AB Living Trust

By:	/s/ Daniel M. O’Donnell

Name:	Daniel M. O’Donnell, Trustee

By:	/s/ Kimberly O’Donnell

Name:	Kimberly O’Donnell, Trustee

By:	/s/ Daniel M. O’Donnell

Name:	Daniel M. O’Donnell
(Individual)

By:	/s/ Kimberly O’Donnell

Name:	Kimberly O’Donnell
(Individual)